

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

May 16, 2016

Via E-mail
Mr. David L. Pitts
Chief Financial Officer
Carrizo Oil & Gas, Inc.
500 Dallas Street, Suite 2300
Houston, Texas 77002

> **Re: Carrizo Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 0-29187-87**

Dear Mr. Pitts:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Brad Skinner

                                Brad Skinner
                                Senior Assistant Chief Accountant
                                Office of Natural Resources